Exhibit 4.1

Share Certificate

Number of certificate	Number of shares

PRIMECH HOLDINGS LTD.

(the “Company”)

COMPANY NUMBER: 202042000N

(Incorporated in Singapore on 29 December 2020)

Registered Office: 23 Ubi Crescent, Singapore 408579

THIS SHARE CERTIFICATE CERTIFIES THAT as of [Transfer date], [Name] of [Address] is/are the registered holder(s) of [Number] fully paid ordinary share(s) of no par value per share in the above named Company which are held subject to, and transferable in accordance with, the constitution of the Company (as amended from time to time).

Given under the Common Seal of the Company on [Date]

Director: [Name]

Director / Secretary: [Name]